UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-10109

BECKMAN COULTER, INC.

(Exact name of registrant as specified in its charter)

250 S. Kraemer Boulevard,

Brea, California 92821

(714) 993-5321

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 par value

7.05% Debentures due June 1, 2026

6.875% Senior Notes due 2011

2.50% Senior Convertible Notes due 2036

6% Senior Notes due 2015

7% Senior Notes due 2019

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.10 par value	1
7.05% Debentures due June 1, 2026	13
6.875% Senior Notes due 2011	38
2.50% Senior Convertible Notes due 2036	60
6% Senior Notes due 2015	39
7% Senior Notes due 2019	18

Pursuant to the requirements of the Securities Exchange Act of 1934, Beckman Coulter, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 11, 2011	BECKMAN COULTER, INC.

	By:	/s/ J. Robert Hurley

	Name:	J. Robert Hurley
	Title:	President